603 page 1/2 15 July 2001 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder became a substantial holder on 06 April 2022 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person’s votes (5) Voting power (6) Ordinary 18,564,679 18,564,679 5.001% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 18,564,679 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities Vanguard Group Brown Brothers Harriman Various funds and other accounts of Vanguard Group Ordinary – 1,072,106 Vanguard Group BNY Mellon Various funds and other accounts of Vanguard Group Ordinary – 1,236,747 Vanguard Group JP Morgan Chase Bank, N.A. Various funds and other accounts of Vanguard Group Ordinary – 13,221,165 Vanguard Group State Street Bank and Trust Company Various funds and other accounts of Vanguard Group Ordinary – 3,034,661 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities EXHIBIT 99.7

See Annexure A 603 page 2/2 15 July 2001 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 7. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA print name Shawn Acker capacity Compliance Manager sign here date 8 April 2022

DIRECTIONS (1) If there are a number of substantial holders with similar or related interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of “associate” in section 9 of the Corporations Act 2001. (3) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an Associate has a relevant interest in. (6) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of “relevant agreement” in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”. (9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest has acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder of its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 7-Dec-2021 The Vanguard Group, Inc. BUY 94.65 Ordinary 480 480 7-Dec-2021 The Vanguard Group, Inc. SELL 94.65 Ordinary (5,058) (5,058) 7-Dec-2021 The Vanguard Group, Inc. BUY 95.80 Ordinary 2,358 2,358 7-Dec-2021 The Vanguard Group, Inc. BUY 95.80 Ordinary 2,358 2,358 7-Dec-2021 The Vanguard Group, Inc. BUY 95.80 Ordinary 456 456 8-Dec-2021 The Vanguard Group, Inc. BUY 96.71 Ordinary 691 691 8-Dec-2021 The Vanguard Group, Inc. BUY 96.71 Ordinary 176 176 8-Dec-2021 The Vanguard Group, Inc. BUY 96.84 Ordinary 1,050 1,050 8-Dec-2021 The Vanguard Group, Inc. BUY 96.65 Ordinary 3,026 3,026 8-Dec-2021 The Vanguard Group, Inc. IN SPECIE 96.71 Ordinary (7,297) (7,297) 8-Dec-2021 The Vanguard Group, Inc. IN SPECIE 96.71 Ordinary (618) (618) 9-Dec-2021 The Vanguard Group, Inc. BUY 95.60 Ordinary 1,770 1,770 9-Dec-2021 The Vanguard Group, Inc. SELL 95.60 Ordinary (310) (310) 10-Dec-2021 The Vanguard Group, Inc. BUY 96.00 Ordinary 3,960 3,960 10-Dec-2021 The Vanguard Group, Inc. BUY 96.32 Ordinary 481 481 10-Dec-2021 The Vanguard Group, Inc. SELL 95.83 Ordinary (7,582) (7,582) 13-Dec-2021 The Vanguard Group, Inc. BUY 97.19 Ordinary 12,552 12,552 14-Dec-2021 The Vanguard Group, Inc. BUY 98.10 Ordinary 348 348 14-Dec-2021 The Vanguard Group, Inc. BUY 98.10 Ordinary 165 165 14-Dec-2021 The Vanguard Group, Inc. BUY 97.80 Ordinary 6,000 6,000 15-Dec-2021 The Vanguard Group, Inc. BUY 99.15 Ordinary 760 760 16-Dec-2021 The Vanguard Group, Inc. BUY 98.00 Ordinary 749 749 16-Dec-2021 The Vanguard Group, Inc. SELL 98.00 Ordinary (16,539) (16,539) 16-Dec-2021 The Vanguard Group, Inc. BUY 98.65 Ordinary 1,050 1,050 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (1,209) (1,209) 17-Dec-2021 The Vanguard Group, Inc. SELL 98.00 Ordinary (1,526) (1,526) 17-Dec-2021 The Vanguard Group, Inc. BUY 98.00 Ordinary 367 367 17-Dec-2021 The Vanguard Group, Inc. BUY 98.00 Ordinary 5,743 5,743 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (7,339) (7,339) 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (6,902) (6,902) 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (10,063) (10,063) 17-Dec-2021 The Vanguard Group, Inc. SELL 98.72 Ordinary (238) (238) 17-Dec-2021 The Vanguard Group, Inc. BUY 97.44 Ordinary 648 648 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (5,150) (5,150) 17-Dec-2021 The Vanguard Group, Inc. SELL 98.02 Ordinary (1,311) (1,311) 17-Dec-2021 The Vanguard Group, Inc. BUY 97.44 Ordinary 624 624 20-Dec-2021 The Vanguard Group, Inc. BUY 98.48 Ordinary 1,080 1,080 20-Dec-2021 The Vanguard Group, Inc. BUY 98.48 Ordinary 864 864 21-Dec-2021 The Vanguard Group, Inc. BUY 101.40 Ordinary 326 326 21-Dec-2021 The Vanguard Group, Inc. BUY 101.40 Ordinary 677 677 21-Dec-2021 The Vanguard Group, Inc. BUY 101.40 Ordinary 742 742 21-Dec-2021 The Vanguard Group, Inc. SELL 101.40 Ordinary (4,072) (4,072) 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 608 608 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 1,520 1,520 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 1,604 1,604 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 5,614 5,614 21-Dec-2021 The Vanguard Group, Inc. BUY 98.58 Ordinary 8,090 8,090 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 912 912 21-Dec-2021 The Vanguard Group, Inc. BUY 101.62 Ordinary 456 456 22-Dec-2021 The Vanguard Group, Inc. BUY 99.35 Ordinary 166 166 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 1,140 1,140 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 760 760 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 1,140 1,140 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 1,604 1,604 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 648 648 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 3,240 3,240 22-Dec-2021 The Vanguard Group, Inc. BUY 100.62 Ordinary 456 456 23-Dec-2021 The Vanguard Group, Inc. BUY 100.14 Ordinary 5,905 5,905 23-Dec-2021 The Vanguard Group, Inc. BUY 100.47 Ordinary 820 820 28-Dec-2021 The Vanguard Group, Inc. BUY 99.95 Ordinary 4,180 4,180 28-Dec-2021 The Vanguard Group, Inc. BUY 99.95 Ordinary 1,140 1,140 Page 1 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 28-Dec-2021 The Vanguard Group, Inc. BUY 99.96 Ordinary 2,406 2,406 28-Dec-2021 The Vanguard Group, Inc. BUY 99.95 Ordinary 1,604 1,604 29-Dec-2021 The Vanguard Group, Inc. BUY 99.07 Ordinary 760 760 29-Dec-2021 The Vanguard Group, Inc. BUY 99.07 Ordinary 2,005 2,005 29-Dec-2021 The Vanguard Group, Inc. BUY 99.94 Ordinary 7,651 7,651 29-Dec-2021 The Vanguard Group, Inc. BUY 99.07 Ordinary 608 608 30-Dec-2021 The Vanguard Group, Inc. SELL 99.54 Ordinary (27) (27) 30-Dec-2021 The Vanguard Group, Inc. BUY 99.64 Ordinary 760 760 30-Dec-2021 The Vanguard Group, Inc. BUY 99.64 Ordinary 2,005 2,005 31-Dec-2021 The Vanguard Group, Inc. BUY 100.11 Ordinary 185 185 3-Jan-2022 The Vanguard Group, Inc. BUY 100.30 Ordinary 1,596 1,596 5-Jan-2022 The Vanguard Group, Inc. BUY 100.48 Ordinary 151 151 5-Jan-2022 The Vanguard Group, Inc. BUY 100.48 Ordinary 302 302 5-Jan-2022 The Vanguard Group, Inc. BUY 100.48 Ordinary 679 679 5-Jan-2022 The Vanguard Group, Inc. BUY 100.48 Ordinary 4,674 4,674 5-Jan-2022 The Vanguard Group, Inc. BUY 100.48 Ordinary 431 431 5-Jan-2022 The Vanguard Group, Inc. BUY 99.68 Ordinary 1,592 1,592 5-Jan-2022 The Vanguard Group, Inc. BUY 99.68 Ordinary 2,388 2,388 5-Jan-2022 The Vanguard Group, Inc. BUY 99.68 Ordinary 1,990 1,990 5-Jan-2022 The Vanguard Group, Inc. BUY 99.68 Ordinary 410 410 6-Jan-2022 The Vanguard Group, Inc. BUY 101.21 Ordinary 579 579 6-Jan-2022 The Vanguard Group, Inc. BUY 101.21 Ordinary 174 174 6-Jan-2022 The Vanguard Group, Inc. SELL 101.39 Ordinary (277) (277) 6-Jan-2022 The Vanguard Group, Inc. BUY 102.81 Ordinary 864 864 7-Jan-2022 The Vanguard Group, Inc. BUY 103.63 Ordinary 312 312 7-Jan-2022 The Vanguard Group, Inc. BUY 103.40 Ordinary 8,401 8,401 7-Jan-2022 The Vanguard Group, Inc. BUY 103.92 Ordinary 3,564 3,564 7-Jan-2022 The Vanguard Group, Inc. BUY 103.92 Ordinary 3,168 3,168 7-Jan-2022 The Vanguard Group, Inc. BUY 103.40 Ordinary 5,476 5,476 7-Jan-2022 The Vanguard Group, Inc. BUY 103.63 Ordinary 4,107 4,107 7-Jan-2022 The Vanguard Group, Inc. BUY 103.92 Ordinary 615 615 10-Jan-2022 The Vanguard Group, Inc. BUY 104.64 Ordinary 615 615 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 9,153 9,153 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 1,356 1,356 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 8,712 8,712 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 1,980 1,980 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 2,376 2,376 11-Jan-2022 The Vanguard Group, Inc. BUY 106.43 Ordinary 5,083 5,083 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 1,512 1,512 11-Jan-2022 The Vanguard Group, Inc. BUY 107.60 Ordinary 615 615 12-Jan-2022 The Vanguard Group, Inc. BUY 107.27 Ordinary 302 302 12-Jan-2022 The Vanguard Group, Inc. BUY 107.92 Ordinary 2,712 2,712 12-Jan-2022 The Vanguard Group, Inc. BUY 107.92 Ordinary 3,564 3,564 12-Jan-2022 The Vanguard Group, Inc. BUY 107.92 Ordinary 820 820 13-Jan-2022 The Vanguard Group, Inc. BUY 108.67 Ordinary 3,927 3,927 17-Jan-2022 The Vanguard Group, Inc. BUY 110.03 Ordinary 679 679 17-Jan-2022 The Vanguard Group, Inc. BUY 110.03 Ordinary 415 415 17-Jan-2022 The Vanguard Group, Inc. BUY 111.00 Ordinary 4,210 4,210 18-Jan-2022 The Vanguard Group, Inc. BUY 109.65 Ordinary 564 564 18-Jan-2022 The Vanguard Group, Inc. BUY 109.65 Ordinary 1,148 1,148 19-Jan-2022 The Vanguard Group, Inc. BUY 109.91 Ordinary 174 174 19-Jan-2022 The Vanguard Group, Inc. BUY 109.91 Ordinary 6,574 6,574 19-Jan-2022 The Vanguard Group, Inc. SELL 110.18 Ordinary (12,421) (12,421) 19-Jan-2022 The Vanguard Group, Inc. BUY 110.36 Ordinary 10,093 10,093 19-Jan-2022 The Vanguard Group, Inc. BUY 110.61 Ordinary 864 864 19-Jan-2022 The Vanguard Group, Inc. BUY 110.61 Ordinary 410 410 20-Jan-2022 The Vanguard Group, Inc. BUY 113.41 Ordinary 175 175 20-Jan-2022 The Vanguard Group, Inc. SELL 111.54 Ordinary (5,053) (5,053) 20-Jan-2022 The Vanguard Group, Inc. BUY 112.39 Ordinary 1,584 1,584 21-Jan-2022 The Vanguard Group, Inc. BUY 108.72 Ordinary 288 288 21-Jan-2022 The Vanguard Group, Inc. BUY 108.72 Ordinary 446 446 21-Jan-2022 The Vanguard Group, Inc. BUY 111.56 Ordinary 25 25 21-Jan-2022 The Vanguard Group, Inc. BUY 107.50 Ordinary 1,080 1,080 21-Jan-2022 The Vanguard Group, Inc. BUY 111.56 Ordinary 1,260 1,260 24-Jan-2022 The Vanguard Group, Inc. BUY 106.99 Ordinary 3,313 3,313 25-Jan-2022 The Vanguard Group, Inc. BUY 107.08 Ordinary 438 438 25-Jan-2022 The Vanguard Group, Inc. SELL 107.08 Ordinary (304) (304) 25-Jan-2022 The Vanguard Group, Inc. BUY 107.08 Ordinary 954 954 Page 2 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 26-Jan-2022 The Vanguard Group, Inc. BUY 107.49 Ordinary 615 615 27-Jan-2022 The Vanguard Group, Inc. SELL 109.80 Ordinary (7,125) (7,125) 27-Jan-2022 The Vanguard Group, Inc. BUY 109.81 Ordinary 5,233 5,233 27-Jan-2022 The Vanguard Group, Inc. BUY 110.50 Ordinary 608 608 27-Jan-2022 The Vanguard Group, Inc. BUY 110.50 Ordinary 410 410 28-Jan-2022 The Vanguard Group, Inc. SELL 113.76 Ordinary (2,701) (2,701) 28-Jan-2022 The Vanguard Group, Inc. SELL 113.76 Ordinary (18,852) (18,852) 28-Jan-2022 The Vanguard Group, Inc. SELL 113.76 Ordinary (33) (33) 28-Jan-2022 The Vanguard Group, Inc. SELL 113.76 Ordinary (2,149) (2,149) 28-Jan-2022 The Vanguard Group, Inc. SELL 113.76 Ordinary (292) (292) 31-Jan-2022 The Vanguard Group, Inc. BUY 111.56 Ordinary 177 177 31-Jan-2022 The Vanguard Group, Inc. SELL 111.37 Ordinary (5,944) (5,944) 31-Jan-2022 The Vanguard Group, Inc. BUY 112.45 Ordinary 1,980 1,980 31-Jan-2022 The Vanguard Group, Inc. BUY 111.37 Ordinary 8,445 8,445 1-Feb-2022 The Vanguard Group, Inc. BUY 108.90 Ordinary 176 176 1-Feb-2022 The Vanguard Group, Inc. BUY 108.90 Ordinary 87 87 1-Feb-2022 The Vanguard Group, Inc. SELL 109.00 Ordinary (6,229) (6,229) 1-Feb-2022 The Vanguard Group, Inc. BUY 109.00 Ordinary 10,900 10,900 1-Feb-2022 The Vanguard Group, Inc. BUY 110.41 Ordinary 615 615 2-Feb-2022 The Vanguard Group, Inc. BUY 111.43 Ordinary 83 83 2-Feb-2022 The Vanguard Group, Inc. SELL 111.08 Ordinary (5,090) (5,090) 2-Feb-2022 The Vanguard Group, Inc. BUY 111.08 Ordinary 7,303 7,303 2-Feb-2022 The Vanguard Group, Inc. BUY 111.33 Ordinary 2,133 2,133 3-Feb-2022 The Vanguard Group, Inc. BUY 114.14 Ordinary 779 779 3-Feb-2022 The Vanguard Group, Inc. BUY 114.14 Ordinary 391 391 3-Feb-2022 The Vanguard Group, Inc. SELL 110.81 Ordinary (7,470) (7,470) 4-Feb-2022 The Vanguard Group, Inc. BUY 114.61 Ordinary 381 381 4-Feb-2022 The Vanguard Group, Inc. SELL 114.61 Ordinary (6,299) (6,299) 4-Feb-2022 The Vanguard Group, Inc. SELL 112.61 Ordinary (6,159) (6,159) 4-Feb-2022 The Vanguard Group, Inc. BUY 112.88 Ordinary 3,807 3,807 7-Feb-2022 The Vanguard Group, Inc. BUY 114.69 Ordinary 1,036 1,036 7-Feb-2022 The Vanguard Group, Inc. BUY 114.69 Ordinary 3,456 3,456 7-Feb-2022 The Vanguard Group, Inc. BUY 114.69 Ordinary 100 100 7-Feb-2022 The Vanguard Group, Inc. SELL 114.69 Ordinary (10,776) (10,776) 7-Feb-2022 The Vanguard Group, Inc. BUY 114.89 Ordinary 1,584 1,584 7-Feb-2022 The Vanguard Group, Inc. BUY 112.81 Ordinary 6,974 6,974 7-Feb-2022 The Vanguard Group, Inc. BUY 114.69 Ordinary 12,344 12,344 7-Feb-2022 The Vanguard Group, Inc. BUY 114.89 Ordinary 726 726 7-Feb-2022 The Vanguard Group, Inc. BUY 114.89 Ordinary 615 615 7-Feb-2022 The Vanguard Group, Inc. BUY 114.89 Ordinary 820 820 8-Feb-2022 The Vanguard Group, Inc. BUY 117.18 Ordinary 176 176 8-Feb-2022 The Vanguard Group, Inc. BUY 118.22 Ordinary 6,869 6,869 8-Feb-2022 The Vanguard Group, Inc. BUY 118.22 Ordinary 5,550 5,550 8-Feb-2022 The Vanguard Group, Inc. BUY 118.22 Ordinary 4,398 4,398 8-Feb-2022 The Vanguard Group, Inc. BUY 117.54 Ordinary 615 615 8-Feb-2022 The Vanguard Group, Inc. BUY 117.54 Ordinary 1,435 1,435 8-Feb-2022 The Vanguard Group, Inc. BUY 118.22 Ordinary 5,509 5,509 9-Feb-2022 The Vanguard Group, Inc. BUY 116.53 Ordinary 176 176 9-Feb-2022 The Vanguard Group, Inc. BUY 116.53 Ordinary 2,767 2,767 9-Feb-2022 The Vanguard Group, Inc. BUY 116.53 Ordinary 2,455 2,455 9-Feb-2022 The Vanguard Group, Inc. BUY 118.48 Ordinary 4,492 4,492 9-Feb-2022 The Vanguard Group, Inc. BUY 117.14 Ordinary 723 723 9-Feb-2022 The Vanguard Group, Inc. BUY 117.14 Ordinary 615 615 10-Feb-2022 The Vanguard Group, Inc. BUY 118.96 Ordinary 437 437 10-Feb-2022 The Vanguard Group, Inc. SELL 118.26 Ordinary (237) (237) 11-Feb-2022 The Vanguard Group, Inc. BUY 122.36 Ordinary 1,408 1,408 11-Feb-2022 The Vanguard Group, Inc. BUY 122.37 Ordinary 912 912 11-Feb-2022 The Vanguard Group, Inc. BUY 122.37 Ordinary 608 608 14-Feb-2022 The Vanguard Group, Inc. BUY 121.58 Ordinary 145 145 15-Feb-2022 The Vanguard Group, Inc. BUY 118.75 Ordinary 528 528 15-Feb-2022 The Vanguard Group, Inc. SELL 118.75 Ordinary (6,612) (6,612) 15-Feb-2022 The Vanguard Group, Inc. SELL 118.75 Ordinary (1,858) (1,858) 15-Feb-2022 The Vanguard Group, Inc. BUY 120.27 Ordinary 1,985 1,985 15-Feb-2022 The Vanguard Group, Inc. BUY 120.69 Ordinary 3,492 3,492 15-Feb-2022 The Vanguard Group, Inc. BUY 120.27 Ordinary 720 720 15-Feb-2022 The Vanguard Group, Inc. BUY 120.27 Ordinary 820 820 16-Feb-2022 The Vanguard Group, Inc. BUY 118.56 Ordinary 296 296 16-Feb-2022 The Vanguard Group, Inc. BUY 118.56 Ordinary 295 295 Page 3 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 16-Feb-2022 The Vanguard Group, Inc. BUY 118.56 Ordinary 704 704 16-Feb-2022 The Vanguard Group, Inc. BUY 118.56 Ordinary 3,014 3,014 16-Feb-2022 The Vanguard Group, Inc. BUY 119.15 Ordinary 1,985 1,985 16-Feb-2022 The Vanguard Group, Inc. BUY 118.65 Ordinary 285 285 16-Feb-2022 The Vanguard Group, Inc. BUY 119.15 Ordinary 1,452 1,452 16-Feb-2022 The Vanguard Group, Inc. BUY 119.15 Ordinary 608 608 16-Feb-2022 The Vanguard Group, Inc. BUY 119.15 Ordinary 608 608 17-Feb-2022 The Vanguard Group, Inc. BUY 119.94 Ordinary 600 600 17-Feb-2022 The Vanguard Group, Inc. SELL 119.94 Ordinary (3,350) (3,350) 17-Feb-2022 The Vanguard Group, Inc. BUY 119.94 Ordinary 350 350 17-Feb-2022 The Vanguard Group, Inc. BUY 118.90 Ordinary 912 912 17-Feb-2022 The Vanguard Group, Inc. BUY 118.90 Ordinary 615 615 17-Feb-2022 The Vanguard Group, Inc. BUY 118.90 Ordinary 1,435 1,435 18-Feb-2022 The Vanguard Group, Inc. BUY 119.25 Ordinary 175 175 18-Feb-2022 The Vanguard Group, Inc. SELL 119.25 Ordinary (3,278) (3,278) 18-Feb-2022 The Vanguard Group, Inc. BUY 118.64 Ordinary 760 760 18-Feb-2022 The Vanguard Group, Inc. BUY 118.64 Ordinary 615 615 18-Feb-2022 The Vanguard Group, Inc. BUY 118.64 Ordinary 615 615 22-Feb-2022 The Vanguard Group, Inc. BUY 118.50 Ordinary 150 150 22-Feb-2022 The Vanguard Group, Inc. BUY 118.50 Ordinary 350 350 22-Feb-2022 The Vanguard Group, Inc. BUY 118.47 Ordinary 2,382 2,382 22-Feb-2022 The Vanguard Group, Inc. BUY 118.47 Ordinary 410 410 23-Feb-2022 The Vanguard Group, Inc. BUY 119.87 Ordinary 348 348 23-Feb-2022 The Vanguard Group, Inc. SELL 119.87 Ordinary (11,686) (11,686) 23-Feb-2022 The Vanguard Group, Inc. BUY 119.87 Ordinary 344 344 23-Feb-2022 The Vanguard Group, Inc. BUY 119.87 Ordinary 96 96 23-Feb-2022 The Vanguard Group, Inc. BUY 119.87 Ordinary 4,129 4,129 24-Feb-2022 The Vanguard Group, Inc. BUY 115.35 Ordinary 143 143 24-Feb-2022 The Vanguard Group, Inc. SELL 115.35 Ordinary (9,170) (9,170) 24-Feb-2022 The Vanguard Group, Inc. SELL 115.79 Ordinary (1,017) (1,017) 24-Feb-2022 The Vanguard Group, Inc. BUY 117.21 Ordinary 4,674 4,674 24-Feb-2022 The Vanguard Group, Inc. BUY 115.79 Ordinary 615 615 24-Feb-2022 The Vanguard Group, Inc. BUY 115.79 Ordinary 820 820 25-Feb-2022 The Vanguard Group, Inc. SELL 114.54 Ordinary (13,719) (13,719) 25-Feb-2022 The Vanguard Group, Inc. BUY 117.79 Ordinary 1,985 1,985 25-Feb-2022 The Vanguard Group, Inc. BUY 117.79 Ordinary 1,588 1,588 25-Feb-2022 The Vanguard Group, Inc. BUY 117.79 Ordinary 760 760 28-Feb-2022 The Vanguard Group, Inc. SELL 118.17 Ordinary (18,340) (18,340) 28-Feb-2022 The Vanguard Group, Inc. SELL 118.17 Ordinary (138) (138) 1-Mar-2022 The Vanguard Group, Inc. BUY 118.09 Ordinary 495 495 1-Mar-2022 The Vanguard Group, Inc. BUY 118.09 Ordinary 4,279 4,279 1-Mar-2022 The Vanguard Group, Inc. BUY 118.09 Ordinary 9,493 9,493 2-Mar-2022 The Vanguard Group, Inc. SELL 123.26 Ordinary (4,913) (4,913) 2-Mar-2022 The Vanguard Group, Inc. BUY 124.82 Ordinary 1,985 1,985 2-Mar-2022 The Vanguard Group, Inc. BUY 120.48 Ordinary 12,048 12,048 3-Mar-2022 The Vanguard Group, Inc. BUY 126.54 Ordinary 5,595 5,595 4-Mar-2022 The Vanguard Group, Inc. SELL 126.56 Ordinary (673) (673) 4-Mar-2022 The Vanguard Group, Inc. BUY 126.56 Ordinary 174 174 4-Mar-2022 The Vanguard Group, Inc. BUY 126.56 Ordinary 214 214 4-Mar-2022 The Vanguard Group, Inc. BUY 126.56 Ordinary 359 359 4-Mar-2022 The Vanguard Group, Inc. BUY 127.53 Ordinary 410 410 7-Mar-2022 The Vanguard Group, Inc. SELL 125.98 Ordinary (1,695) (1,695) 7-Mar-2022 The Vanguard Group, Inc. BUY 127.44 Ordinary 2,137 2,137 7-Mar-2022 The Vanguard Group, Inc. BUY 127.44 Ordinary 5,093 5,093 7-Mar-2022 The Vanguard Group, Inc. BUY 126.01 Ordinary 960 960 7-Mar-2022 The Vanguard Group, Inc. BUY 125.98 Ordinary 820 820 8-Mar-2022 The Vanguard Group, Inc. SELL 120.51 Ordinary (107) (107) 8-Mar-2022 The Vanguard Group, Inc. BUY 124.21 Ordinary 10,693 10,693 8-Mar-2022 The Vanguard Group, Inc. BUY 124.21 Ordinary 6,392 6,392 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 350 350 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 6,585 6,585 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 560 560 9-Mar-2022 The Vanguard Group, Inc. BUY 119.77 Ordinary 560 560 9-Mar-2022 The Vanguard Group, Inc. SELL 119.88 Ordinary (560) (560) 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 2,166 2,166 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 6,368 6,368 9-Mar-2022 The Vanguard Group, Inc. BUY 119.88 Ordinary 824 824 Page 4 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 10-Mar-2022 The Vanguard Group, Inc. BUY 110.61 Ordinary 174 174 10-Mar-2022 The Vanguard Group, Inc. SELL 110.44 Ordinary (3,740) (3,740) 10-Mar-2022 The Vanguard Group, Inc. BUY 111.36 Ordinary 4,011 4,011 11-Mar-2022 The Vanguard Group, Inc. BUY 111.70 Ordinary 174 174 11-Mar-2022 The Vanguard Group, Inc. BUY 111.70 Ordinary 2,347 2,347 11-Mar-2022 The Vanguard Group, Inc. BUY 111.70 Ordinary 414 414 14-Mar-2022 The Vanguard Group, Inc. SELL 111.12 Ordinary (1,020) (1,020) 14-Mar-2022 The Vanguard Group, Inc. BUY 112.07 Ordinary 10,473 10,473 15-Mar-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 175 175 15-Mar-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 8,794 8,794 15-Mar-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 430 430 15-Mar-2022 The Vanguard Group, Inc. BUY 106.75 Ordinary 92 92 15-Mar-2022 The Vanguard Group, Inc. BUY 107.30 Ordinary 4,542 4,542 15-Mar-2022 The Vanguard Group, Inc. BUY 106.88 Ordinary 621 621 16-Mar-2022 The Vanguard Group, Inc. BUY 109.55 Ordinary 640 640 16-Mar-2022 The Vanguard Group, Inc. BUY 107.31 Ordinary 4,271 4,271 16-Mar-2022 The Vanguard Group, Inc. BUY 107.31 Ordinary 3,735 3,735 16-Mar-2022 The Vanguard Group, Inc. BUY 109.55 Ordinary 720 720 16-Mar-2022 The Vanguard Group, Inc. BUY 109.55 Ordinary 720 720 17-Mar-2022 The Vanguard Group, Inc. BUY 108.59 Ordinary 144 144 17-Mar-2022 The Vanguard Group, Inc. BUY 108.59 Ordinary 348 348 17-Mar-2022 The Vanguard Group, Inc. BUY 109.25 Ordinary 6,804 6,804 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (2,143) (2,143) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (385) (385) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (26) (26) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (313) (313) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (32,641) (32,641) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (6,801) (6,801) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (7,259) (7,259) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.35 Ordinary (25) (25) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (2,338) (2,338) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (4,708) (4,708) 18-Mar-2022 The Vanguard Group, Inc. SELL 110.39 Ordinary (3,006) (3,006) 22-Mar-2022 The Vanguard Group, Inc. BUY 113.74 Ordinary 179 179 22-Mar-2022 The Vanguard Group, Inc. BUY 113.70 Ordinary 4,753 4,753 22-Mar-2022 The Vanguard Group, Inc. BUY 113.70 Ordinary 1,224 1,224 23-Mar-2022 The Vanguard Group, Inc. BUY 113.68 Ordinary 137 137 23-Mar-2022 The Vanguard Group, Inc. BUY 113.59 Ordinary 949 949 23-Mar-2022 The Vanguard Group, Inc. BUY 113.19 Ordinary 4,276 4,276 23-Mar-2022 The Vanguard Group, Inc. BUY 113.19 Ordinary 4,075 4,075 24-Mar-2022 The Vanguard Group, Inc. BUY 116.02 Ordinary 72 72 24-Mar-2022 The Vanguard Group, Inc. BUY 116.85 Ordinary 730 730 24-Mar-2022 The Vanguard Group, Inc. BUY 116.85 Ordinary 408 408 25-Mar-2022 The Vanguard Group, Inc. BUY 116.87 Ordinary 177 177 25-Mar-2022 The Vanguard Group, Inc. SELL 116.87 Ordinary (3,563) (3,563) 25-Mar-2022 The Vanguard Group, Inc. BUY 116.01 Ordinary 34 34 29-Mar-2022 The Vanguard Group, Inc. BUY 116.84 Ordinary 350 350 29-Mar-2022 The Vanguard Group, Inc. BUY 116.84 Ordinary 610 610 29-Mar-2022 The Vanguard Group, Inc. BUY 116.84 Ordinary 7,862 7,862 29-Mar-2022 The Vanguard Group, Inc. BUY 116.84 Ordinary 4,945 4,945 29-Mar-2022 The Vanguard Group, Inc. BUY 116.84 Ordinary 4,571 4,571 30-Mar-2022 The Vanguard Group, Inc. BUY 116.91 Ordinary 415 415 30-Mar-2022 The Vanguard Group, Inc. BUY 116.93 Ordinary 1,626 1,626 31-Mar-2022 The Vanguard Group, Inc. BUY 119.11 Ordinary 133 133 31-Mar-2022 The Vanguard Group, Inc. BUY 119.11 Ordinary 266 266 31-Mar-2022 The Vanguard Group, Inc. BUY 119.47 Ordinary 1,580 1,580 31-Mar-2022 The Vanguard Group, Inc. BUY 118.95 Ordinary 4,911 4,911 31-Mar-2022 The Vanguard Group, Inc. IN SPECIE 119.47 Ordinary (19,941) (19,941) 31-Mar-2022 The Vanguard Group, Inc. BUY 119.47 Ordinary 1,020 1,020 1-Apr-2022 The Vanguard Group, Inc. BUY 120.34 Ordinary 176 176 1-Apr-2022 The Vanguard Group, Inc. BUY 120.63 Ordinary 3,938 3,938 1-Apr-2022 The Vanguard Group, Inc. BUY 120.63 Ordinary 2,472 2,472 1-Apr-2022 The Vanguard Group, Inc. BUY 121.18 Ordinary 552 552 4-Apr-2022 The Vanguard Group, Inc. BUY 120.66 Ordinary 280 280 4-Apr-2022 The Vanguard Group, Inc. SELL 122.12 Ordinary (310) (310) 5-Apr-2022 The Vanguard Group, Inc. BUY 120.24 Ordinary 280 280 5-Apr-2022 The Vanguard Group, Inc. BUY 120.24 Ordinary 354 354 5-Apr-2022 The Vanguard Group, Inc. BUY 120.24 Ordinary 107 107 Page 5 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 5-Apr-2022 The Vanguard Group, Inc. BUY 119.90 Ordinary 6,843 6,843 5-Apr-2022 The Vanguard Group, Inc. BUY 119.42 Ordinary 740 740 5-Apr-2022 The Vanguard Group, Inc. BUY 119.42 Ordinary 852 852 6-Apr-2022 The Vanguard Group, Inc. BUY 118.49 Ordinary 592 592 6-Apr-2022 The Vanguard Group, Inc. BUY 117.92 Ordinary 3,172 3,172 6-Apr-2022 The Vanguard Group, Inc. BUY 118.49 Ordinary 1,990 1,990 6-Apr-2022 The Vanguard Group, Inc. BUY 118.49 Ordinary 820 820 7-Dec-2021 Vanguard Investments Australia Ltd. BUY 94.65 Ordinary 3,888 3,888 8-Dec-2021 Vanguard Investments Australia Ltd. BUY 96.71 Ordinary 3,240 3,240 10-Dec-2021 Vanguard Investments Australia Ltd. BUY 95.83 Ordinary 3,912 3,912 10-Dec-2021 Vanguard Investments Australia Ltd. SELL 95.83 Ordinary (736) (736) 13-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.05 Ordinary 3,190 3,190 13-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.05 Ordinary 7,018 7,018 15-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.34 Ordinary 1,784 1,784 16-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 3,936 3,936 16-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 4,264 4,264 16-Dec-2021 Vanguard Investments Australia Ltd. SELL 98.00 Ordinary (163) (163) 16-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 1,911 1,911 17-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 34,178 34,178 17-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 3,185 3,185 17-Dec-2021 Vanguard Investments Australia Ltd. SELL 98.02 Ordinary (110,499) (110,499) 20-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.23 Ordinary 1,308 1,308 23-Dec-2021 Vanguard Investments Australia Ltd. BUY 99.22 Ordinary 3,260 3,260 29-Dec-2021 Vanguard Investments Australia Ltd. SELL 98.80 Ordinary (1,772) (1,772) 29-Dec-2021 Vanguard Investments Australia Ltd. BUY 98.80 Ordinary 2,940 2,940 31-Dec-2021 Vanguard Investments Australia Ltd. SELL 100.11 Ordinary (284) (284) 31-Dec-2021 Vanguard Investments Australia Ltd. SELL 100.11 Ordinary (4,648) (4,648) 4-Jan-2022 Vanguard Investments Australia Ltd. BUY 99.69 Ordinary 3,250 3,250 4-Jan-2022 Vanguard Investments Australia Ltd. BUY 99.69 Ordinary 2,925 2,925 6-Jan-2022 Vanguard Investments Australia Ltd. BUY 101.21 Ordinary 2,336 2,336 7-Jan-2022 Vanguard Investments Australia Ltd. BUY 103.63 Ordinary 3,900 3,900 7-Jan-2022 Vanguard Investments Australia Ltd. SELL 103.63 Ordinary (2,973) (2,973) 12-Jan-2022 Vanguard Investments Australia Ltd. BUY 107.27 Ordinary 3,900 3,900 14-Jan-2022 Vanguard Investments Australia Ltd. BUY 110.60 Ordinary 440 440 18-Jan-2022 Vanguard Investments Australia Ltd. BUY 109.65 Ordinary 3,250 3,250 19-Jan-2022 Vanguard Investments Australia Ltd. BUY 109.91 Ordinary 3,900 3,900 19-Jan-2022 Vanguard Investments Australia Ltd. BUY 109.91 Ordinary 3,504 3,504 19-Jan-2022 Vanguard Investments Australia Ltd. BUY 109.91 Ordinary 2,920 2,920 20-Jan-2022 Vanguard Investments Australia Ltd. SELL 113.03 Ordinary (7,592) (7,592) 21-Jan-2022 Vanguard Investments Australia Ltd. BUY 108.72 Ordinary 3,912 3,912 21-Jan-2022 Vanguard Investments Australia Ltd. BUY 108.72 Ordinary 3,260 3,260 21-Jan-2022 Vanguard Investments Australia Ltd. SELL 108.75 Ordinary (16,314) (16,314) 24-Jan-2022 Vanguard Investments Australia Ltd. SELL 107.76 Ordinary (15,238) (15,238) 25-Jan-2022 Vanguard Investments Australia Ltd. SELL 106.97 Ordinary (18,785) (18,785) 25-Jan-2022 Vanguard Investments Australia Ltd. BUY 107.08 Ordinary 4,672 4,672 27-Jan-2022 Vanguard Investments Australia Ltd. BUY 109.29 Ordinary 3,260 3,260 27-Jan-2022 Vanguard Investments Australia Ltd. SELL 109.29 Ordinary (27,000) (27,000) 28-Jan-2022 Vanguard Investments Australia Ltd. SELL 112.66 Ordinary (17,848) (17,848) 28-Jan-2022 Vanguard Investments Australia Ltd. SELL 113.76 Ordinary (73,000) (73,000) 28-Jan-2022 Vanguard Investments Australia Ltd. SELL 113.76 Ordinary (2,886) (2,886) 28-Jan-2022 Vanguard Investments Australia Ltd. BUY 113.76 Ordinary 17,719 17,719 31-Jan-2022 Vanguard Investments Australia Ltd. BUY 111.56 Ordinary 5,270 5,270 31-Jan-2022 Vanguard Investments Australia Ltd. BUY 111.56 Ordinary 2,960 2,960 3-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.14 Ordinary 3,140 3,140 3-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.14 Ordinary 411 411 3-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.14 Ordinary 1,184 1,184 4-Feb-2022 Vanguard Investments Australia Ltd. SELL 114.61 Ordinary (2,488) (2,488) 4-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.61 Ordinary 9,916 9,916 9-Feb-2022 Vanguard Investments Australia Ltd. BUY 116.53 Ordinary 36,596 36,596 9-Feb-2022 Vanguard Investments Australia Ltd. BUY 116.53 Ordinary 4,725 4,725 9-Feb-2022 Vanguard Investments Australia Ltd. BUY 116.53 Ordinary 403 403 9-Feb-2022 Vanguard Investments Australia Ltd. BUY 116.53 Ordinary 2,384 2,384 10-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.96 Ordinary 1,884 1,884 18-Feb-2022 Vanguard Investments Australia Ltd. BUY 119.25 Ordinary 2,844 2,844 22-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.50 Ordinary 3,804 3,804 22-Feb-2022 Vanguard Investments Australia Ltd. SELL 118.50 Ordinary (83,260) (83,260) 22-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.50 Ordinary 2,628 2,628 24-Feb-2022 Vanguard Investments Australia Ltd. BUY 115.35 Ordinary 14,473 14,473 Page 6 of 7

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 24-Feb-2022 Vanguard Investments Australia Ltd. BUY 115.35 Ordinary 390 390 24-Feb-2022 Vanguard Investments Australia Ltd. BUY 115.35 Ordinary 10,002 10,002 25-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.54 Ordinary 10,208 10,208 25-Feb-2022 Vanguard Investments Australia Ltd. BUY 114.54 Ordinary 6,699 6,699 28-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.17 Ordinary 3,828 3,828 28-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.17 Ordinary 1,914 1,914 28-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.17 Ordinary 693 693 28-Feb-2022 Vanguard Investments Australia Ltd. BUY 118.17 Ordinary 3,120 3,120 2-Mar-2022 Vanguard Investments Australia Ltd. BUY 123.26 Ordinary 2,552 2,552 2-Mar-2022 Vanguard Investments Australia Ltd. BUY 123.26 Ordinary 2,363 2,363 3-Mar-2022 Vanguard Investments Australia Ltd. BUY 127.85 Ordinary 59 59 4-Mar-2022 Vanguard Investments Australia Ltd. BUY 126.56 Ordinary 3,509 3,509 9-Mar-2022 Vanguard Investments Australia Ltd. BUY 119.88 Ordinary 11,165 11,165 9-Mar-2022 Vanguard Investments Australia Ltd. BUY 119.88 Ordinary 3,509 3,509 10-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.61 Ordinary 7,040 7,040 10-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.61 Ordinary 4,800 4,800 10-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.61 Ordinary 1,827 1,827 16-Mar-2022 Vanguard Investments Australia Ltd. BUY 106.91 Ordinary 2,560 2,560 17-Mar-2022 Vanguard Investments Australia Ltd. BUY 108.59 Ordinary 1,827 1,827 18-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.34 Ordinary 13,385 13,385 18-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.34 Ordinary 11,241 11,241 21-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.44 Ordinary 18,941 18,941 21-Mar-2022 Vanguard Investments Australia Ltd. BUY 110.44 Ordinary 1,833 1,833 29-Mar-2022 Vanguard Investments Australia Ltd. BUY 116.84 Ordinary 1,222 1,222 30-Mar-2022 Vanguard Investments Australia Ltd. BUY 116.91 Ordinary 2,444 2,444 31-Mar-2022 Vanguard Investments Australia Ltd. SELL 119.11 Ordinary (29,741) (29,741) 31-Mar-2022 Vanguard Investments Australia Ltd. BUY 119.11 Ordinary 429 429 31-Mar-2022 Vanguard Investments Australia Ltd. BUY 119.11 Ordinary 429 429 31-Mar-2022 Vanguard Investments Australia Ltd. SELL 119.11 Ordinary (87) (87) 1-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.34 Ordinary 2,161 2,161 1-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.34 Ordinary 1,210 1,210 1-Apr-2022 Vanguard Investments Australia Ltd. SELL 120.93 Ordinary (1,033) (1,033) 5-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.24 Ordinary 3,768 3,768 5-Apr-2022 Vanguard Investments Australia Ltd. BUY 120.24 Ordinary 605 605 6-Apr-2022 Vanguard Investments Australia Ltd. BUY 118.85 Ordinary 1,815 1,815 This is Annexure A of 7 pages referred to in Form 603, Notice of initial substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 8 April 2022 Page 7 of 7